News Release

Jacada Reports Profitable 2002 Fourth Quarter -

Software License Revenues up 52% from the Third Quarter

ATLANTA, Feb. 11, 2003 – Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy extension, integration and emulation solutions, today reported net income of $444,000, or $0.02 per share, on revenues of $5.6 million for the fourth quarter ended December 31, 2002.

In the 2001 fourth quarter, Jacada reported a net loss of $2.6 million, or $0.14 per share, after non-recurring charges, on revenues of $5.8 million. In the 2002 third quarter, Jacada reported a net loss of $1.3 million, or $0.07 per share, after non-recurring charges, on revenues of $4.6 million.

Gross profit for the 2002 fourth quarter was $4.7 million, or 84% of total revenues, compared to $4.1 million, or 72% of revenues, in the 2001 fourth quarter, and $3.6 million, or 78% of total revenues, in the 2002 third quarter. Software license revenues grew 52% to $2.8 million from $1.8 million in the 2002 third quarter. Service and maintenance revenues were $2.8 million, unchanged from the 2002 third quarter.

“Strength in all aspects of our business — notably the growth in higher-margin software license revenues — contributed to positive income from operations in the fourth quarter,” said Gideon Hollander, CEO of Jacada. “This is the first quarter Jacada has realized income from operations, a fact that is even more exciting considering that we recognized the cost of acquired technology in the amount of $385,000 during the quarter. We are very pleased to see growing momentum as companies looking to leverage their existing systems continue to choose Jacada’s solutions.”

“In the fourth quarter, we acquired technology components that will supplement our internal research and development efforts and accelerate the delivery of planned solutions. We also expect to acquire and develop additional products and technologies in 2003 as we round out our product

JACADA LTD.

offering,” said Hollander. “Our goal remains unchanged: to become the one-stop-shop for all legacy access and integration needs.”

At the end of the 2002 fourth quarter, cash and investments remained relatively unchanged from the 2002 third quarter at $41.4 million.

“Jacada’s cash position has remained relatively unchanged for the sixth consecutive quarter. We are delighted that we have been able to preserve a strong balance sheet, even after acquiring a business and technology for incorporation into our future products. We enter 2003 keenly focused on extending our technological leadership position while growing both license revenues and operating income,” Hollander added.

For the full year ended December 31, 2002, Jacada reported a net loss of $2.9 million after $0.5 million in non-recurring restructuring-related charges, or $0.16 per share, on revenues of $21.5 million, compared to a net loss of $8.8 million after non-recurring charges of $2.8 million, or $0.48 per share, on revenues of $25.5 million in 2001. Gross profit for 2002 was $16.9 million, or 79% of revenues, compared to $18.5 million, or 72% of revenues, in 2001. Software license revenues were $9.8 million in 2002, compared to $10.9 million in 2001.

Jacada also announced today that Mike Potts, who has been with Jacada for over seven years, will step down as president of Jacada Ltd. effective May 31 of this year. Potts is stepping down as president of Jacada Ltd. for personal reasons, most important of which is to spend more time with his family. Potts will continue with Jacada in an advisory role through 2004, concentrating on supporting business development.

“After nearly 17 years in the fast-paced software business, I have decided to take advantage of this window of opportunity and spend more time with my family,” said Potts. “With the company in a solid operating and financial position, I am comfortable that this is the right time for me to make this transition.”

Fourth-Quarter Highlights

Jacada secured significant new and add-on business during the fourth quarter, experiencing strength in the European channel as well as many of the key vertical markets including, insurance, state and local government, financial services, manufacturing, retail and healthcare. In the fourth quarter, Jacada closed new and follow-on business with customers such as AdminaStar Federal, Banco Bilbao

JACADA LTD.

Vizcaya Argentaria (BBVA), Canadian National Railway Company, Farm Credit Canada, Farm Family Insurance, Fiserv, Kmart Corporation, Metals USA, Provident Bank, Qwest Communications, Parametric Technology Corporation (PTC), St. Paul Insurance, and Wausau Benefits.

Jacada experienced definite momentum in its partner channel during the fourth quarter. Computer Associates named Jacada their preferred vendor for mainframe integration and extension, partnering with Jacada to provide enhanced Web-to-host integration to complement CA’s offerings in data integration and data management. This new agreement also positions Jacada as a powerful solution for customers leveraging other CA solutions that require mainframe application access such as CleverPath Portal.

In addition, Jacada teamed with PeopleSoft and received certification of the integration between PeopleSoft® AppConnect and Jacada® Integrator. Jacada Integrator enables PeopleSoft customers to achieve real-time access to their legacy applications from PeopleSoft 8 applications.

“We are extremely proud to have been selected by Computer Associates and PeopleSoft as primary integration partners,” said Potts. “These opportunities offer us extensive field relationships that will further help us grow our global business as we expand Jacada’s reach.”

Jacada expanded its operations in Latin America with the opening of offices in Mexico City and Sao Paulo, Brazil. The expansion is targeted at providing sales and technical support to multi-national customers and partners and to filling a growing need for the legacy computing market in Latin America.

Jacada will host a conference call to review this announcement at 10:30 a.m. Eastern Standard Time. A Webcast of the conference call may be accessed by visiting the Investors section of the Jacada Website, or via CCBN at www.streetevents.com.

About Jacada—Jacada Ltd. is the leading provider of solutions for all things legacy. Jacada addresses the need for extending and integrating legacy applications into today’s modern computing environments through automated integration, web-to-host, modernization, extension and terminal emulation products. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Citibank, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

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This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada Contacts:

Ann Conrad

770-352-1310 ext 382

aconrad@jacada.com

and

Phil Bourdillon

Silverman Heller Associates

310-208-2550

bourdillon@sha-ir.com

-END-

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,
	2002	2001
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,319	$5,982
Marketable securities	22,326	35,660
Trade receivables (net of allowance for doubtful accounts of $398 and $1,022 at December 31, 2002 and 2001, respectively)	2,661	4,261
Other current assets	645	626

Total current assets	40,951	46,529

LONG-TERM INVESTMENTS:
Marketable securities	3,737	—
Severance pay fund	576	567
Long-term other assets	79	203

Total long-term investments	4,392	770

PROPERTY AND EQUIPMENT, NET	2,804	3,632

OTHER ASSETS, NET:
Technology (net of accumulated amortization of $381 and $95 at December 31, 2002 and 2001, respectively)	1,177	1,245
Other intangible, net (net of accumulated amortization of $23 and $0 at December 31, 2002 and 2001, respectively)	140	—
Goodwill	4,554	4,283

Total other assets	5,871	5,528

	$54,018	$56,459

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CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands, except share and per share data

	December 31,
	2002	2001
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$760	$750
Deferred revenues	2,144	2,065
Accrued expenses and other liabilities	3,599	4,089

Total current liabilities	6,503	6,904

LONG-TERM LIABILITIES:
Accrued severance pay	927	967
Accrued expenses	124	—

Total long-term liabilities	1,051	967

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
Authorized: 30,000,000 shares as of December 31, 2002 and 2001; Issued and outstanding: 18,935,903 and 18,537,704 shares as of December 31, 2002 and 2001, respectively	55	54
Additional paid-in capital	69,143	68,486
Deferred stock compensation	(25)	(71)
Accumulated other comprehensive gain	81	—
Accumulated deficit	(22,790)	(19,881)

Total shareholders’ equity	46,464	48,588

	$54,018	$56,459

JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. Dollars in thousands, except per share data

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
Revenues:
Software licenses	$2,784	$2,219	$9,783	$10,930
Services	857	1,973	4,518	8,986
Maintenance	1,918	1,608	7,235	5,630

Total revenues	5,559	5,800	21,536	25,546

Cost of revenues:
Software licenses	69	134	248	520
Services	539	1,105	3,115	4,859
Maintenance	297	414	1,247	1,705

Total cost of revenues	905	1,653	4,610	7,084

Gross profit	4,654	4,147	16,926	18,462

Operating expenses:
Research and development	1,785	1,657	6,191	6,446
Sales and marketing	1,785	2,686	9,450	14,619
General and administrative	1,151	1,513	4,602	5,679
Non-recurring charges	(200)	1,241	501	2,846

Total operating expenses	4,521	7,097	20,744	29,590

Operating profit (loss)	133	(2,950)	(3,818)	(11,128)
Financial income, net	311	326	909	2,330

Income (loss) before taxes on income	444	(2,624)	(2,909)	(8,798)
Taxes on income (benefit)	—	(7)	—	(7)

Net income (loss)	$444	$(2,617)	$(2,909)	$(8,791)

Basic net earnings (loss) per share	$0.02	$(0.14)	$(0.16)	$(0.48)

Weighted average number ofshares used in computing basic net earning (loss) per share	18,930,207	18,482,615	18,710,105	18,465,127

Diluted net earnings (loss) per share	$0.02	$(0.14)	$(0.16)	$(0.48)

Weighted average number of shares used in computing diluted net earnings (loss) per share	19,070,098	18,482,615	18,710,105	18,465,127